Contacts:
Mark Deep	Peter Cauley	Dan Slipp
Vice President, Marketing	Chief Financial Officer	Marketing Manager
DataMirror Corporation	DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 121	905-415-0310 ext. 271	416-278-5387
mdeep@datamirror.com	pcauley@datamirror.com	sdslipp@datamirror.com

DataMirror to Offer Complimentary Data Integration Health Check
at Oracle OpenWorld

Participants Urged to “Give Your Data Integration Practice a Health Check” at Booth 1916

SAN FRANCISCO, CALIFORNIA – (December 2, 2004) – DataMirror® (Nasdaq: DMCX; TSX: DMC), a leading provider of real-time, secure data integration solutions, today announced that it will showcase its products and services at this year’s Oracle OpenWorld conference, December 5th through 9th, in San Francisco, California. OpenWorld is the premier Oracle event for business decision-makers, IT management, and line of business end users.

Oracle OpenWorld attendees are encouraged to visit DataMirror at booth 1916 to assess the health of their data integration practice and to discuss their real-time Oracle data integration needs. Attendees will also learn how to ensure information integrity and reliability, as well as maximize the productivity and efficiency of their Oracle environment by integrating data in real time between Oracle databases and other diverse environments.

“Healthy, accurate, secure, always-available—these are just some of the characteristics of information protected by DataMirror’s real-time data integration solutions,” says Nigel Stokes, CEO, DataMirror. “With real-time, continuous access to Oracle information, organizations can rely on the quality of their data to make informed, educated business decisions and adapt quickly to business and economic change.”

In addition to helping organizations analyze current data integration practices and assess their requirements, DataMirror will also be showcasing iReflect® for Oracle® Version 1.6, a core component of DataMirror’s Integration Suite 2005. iReflect, which now includes support for Oracle Database 10g™, in addition to Oracle9i™ Databases, helps customers take advantage of a scalable, high performance, fully functional, and interoperable solution for real-time Oracle data integration, distribution, and business continuity. For more information on DataMirror iReflect for Oracle, visit http://www.datamirror.com/products/ireflect/.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration software solutions, gives companies the power to manage and monitor their corporate data in real time. DataMirror’s comprehensive family of software solutions helps customers easily and cost-effectively capture, transform, and flow data throughout the enterprise. DataMirror provides the live, secure data access, integration, and protection companies require today across all computers in their business.

Over 1,900 companies have transformed their business models and created competitive advantage with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.